ACP Strategic Opportunities Fund II SC TO I

EX-99. (A)

EXHIBIT (A)

Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

ACP Strategic Opportunities Fund II, LLC
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180

ACP Strategic Opportunities Fund II, LLC
Offer to Purchase as of September 30, 2013
Up to 25% of the ACP Strategic Opportunities Fund II, LLC’s Issued and Outstanding Units of Beneficial Interest at Net Asset Value

All requests to have Units purchased must be RECEIVED by Pinnacle Fund Administration, LLC in proper form no later than
11:59 p.m. Eastern Time on July 31, 2013, unless the Offer to Purchase is extended.

July 1, 2013

Dear ACP Strategic Opportunities Fund II, LLC Investor:

We are writing to inform you of important dates relating to a tender offer by ACP Strategic Opportunities Fund II, LLC (the "Master Fund"). If you are not interested in tendering your Units of beneficial interest in the Trust ("Units") at this time, please disregard this notice and take no action.

The tender offer period will begin on July 1, 2013 and end at 11:59 p.m., Eastern Time on July 31, 2013. The purpose of the tender offer is to provide liquidity to Investors. Units may be presented to the Fund for purchase only by tendering them during the Fund’s announced tender offers.

Should you wish to tender your Units or a portion of your Units for purchase by the Master Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than July 31, 2013. Units that are tendered by Investors will be purchased by the Fund at a price equal to their net asset value as of September 30, 2013. Any payment will be made after that date as described in greater detail in the attached Offer to Purchase. If you do not wish to tender your Units, simply disregard this notice. No action is required if you do not wish to tender any portion of your Units at this time.

If you wish to sell all or a portion of your Units during this tender period, you can do so in one of the following ways:

1.
If your Units are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Funds’ Administrator, Pinnacle Fund Administration, LLC, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (11:59 p.m. Eastern time on July 31, 2013, unless extended).

2.
If your Units are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee, or other nominee (collectively, “Financial Intermediary”), you should contact your Financial Intermediary to tender such Units.  The Financial Intermediary may charge a transaction fee for processing your repurchase request or require additional paperwork to accompany the Letter of transmittal.

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Please review the attached Offer to Purchase carefully which describes the schedule for payment of tender offer proceeds.

If you have any questions, please refer to the attached Offer to Purchase document or contact your financial Adviser.  You may also call Ascendant Capital Partners, LP at (610) 688-4180 directly.

Sincerely,

ACP Strategic Opportunities Fund II, LLC

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